

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 18, 2017

Via E-mail
Alan Edrick
Executive Vice President and Chief Financial Officer
OSI Systems, Inc.
12525 Chadron Avenue
Hawthorne, California 90250

>   **Re: OSI Systems, Inc.
>   Form 10-K for the Fiscal Year Ended June 30, 2016
>   Filed August 19, 2016
>   Form 8-K dated October 27, 2016
>   Filed October 27, 2016
>   Form 10-Q for the Quarterly Period Ended September 30, 2016
>   Filed October 31, 2016
>   File No. 000-23125**

Dear Mr. Edrick:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2016

Revenue Recognition, page F-13

1.   We note from your disclosure that when multiple deliverables qualify as separate units of accounting you may recognize revenue based on the value of the respective deliverables. Please clarify how the value of the deliverables is determined, explain if the allocation is based on the relative selling price, and clarify how the policy complies with ASC 605-25-30.   Revise future filings to provide the disclosures required by ASC 605-25-50-2.

Note 5 – Impairment, Restructuring and Other Charges, page F-19

2.   We note that you recognized an asset impairment charge of approximately $6.8 million during the year ended June 30, 2016. Please revise future filings to describe the facts and circumstances leading to the impairment, your method for determining fair value of the impaired assets and the reportable segment of the long-lived assets.   Refer to ASC 360-10-50-2.

3.   We note the significance of facility closure / consolidations and employee termination costs incurred during the three year period ended June 30, 2016. Please address the following:

- Revise your footnotes in future filings to provide the disclosures required by ASC 420-10-50-1 or tell us why such disclosure is not required.
- Revise your managements' discussion and analysis in future filings to quantify the anticipated future cost savings at the consolidated and reportable segment levels along with the timing of the future cost savings. With respect to any prior year restructuring activities, revise future filings to disclose if the anticipated cost savings were realized. Refer to SAB Topic 5P.4 for guidance.

Note 6 – Line-of-credit Borrowings and Debt, page F-20

4.   We see on page F-28 that you report your line-of-credit as due in less than one year. Please revise future filings to disclose the repayment provisions of your line-of-credit agreement.

Note 9 – Commitments and Contingencies

Contingent Acquisition Obligations, page F-29

5.   We note from your disclosures on page F-12 that your contingent acquisition obligations are considered level 3 fair value measurements. Please revise future filings to disclose the valuation methodology and any significant inputs used in determining the fair value of your contingent acquisition obligations as required by ASC 820-10-50-1. Also revise to include a reconciliation of the beginning and ending balances of your level 3 fair value measurements as required by ASC 820-10-50-2(c).

Form 8-K dated October 27, 2016

Exhibit 99.1

6.   We note that the adjustments to arrive at non-GAAP net income and non-GAAP earnings per share are presented "net of tax". Please present the income tax effects of your non-GAAP adjustments as a separate adjustment in your next earnings release. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Note 2. Business Combinations, page 10

7.   Please quantify and describe to us in greater detail the accounts included within Other long-term liabilities in the AS&E purchase price allocation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at (202) 551-3663 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery